SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

New discovery of good quality oil in Transfer of Rights area

Rio de Janeiro, January 8th, 2013 – Petróleo Brasileiro S.A. - Petrobras, announces that the fifth well drilled following the execution of the Transfer of Rights Agreement discovered good quality oil in the area known as Sul de Tupi (Tupi South), in the pre-salt of Santos Basin.

Well 4-BRSA-1047-RJS (4-RJS-698), informally known as Sul de Tupi, is located south of Lula field, at a water depth of 2,188 meters and is 302 km off the coast of Rio de Janeiro state.

The well confirmed the presence of reservoirs of excellent quality in carbonate rocks below the salt layer.

Preliminary assessments indicate that there is communication between the Transfer of Rights reservoirs of Sul de Tupi and the Lula Field, where oil of approximately 28º API has been verified.

The well continues to be drilled and its depth currently stands at 5,220 meters. Drilling will proceed to the stratigraphic level of approximately 5,600 meters as set out in the Transfer of Rights Agreement.

According to the activities and investments laid out in the Mandatory Exploratory Program (PEO) of the Transfer of Rights Agreement, once drilling is complete, a formation test is scheduled to take place to assess the productivity of the reservoirs.

As laid out in the agreement, the exploratory phase is expected to end by September 2014, and Petrobras may declare commerciality within this period.

Minas Gerais
Rio de Janeiro
Macaé
TEVOL
REDUC
Angra dos Reis
TEBIG
REVAP
REPLAN
Rio de Janeiro
302 km
São Paulo
São Paulo
RECAP
Ilhabela
TEBAR
RPBC
Santos
PMXL-1
MEXILHÃO
PIRAPITANGA
TAMBAÚ
ATLANTA
OLIVA
CARAPIÁ
URUGUÁ
TAMBUATÁ
ÁREA IRACEMA
LULA
SUL TUPI
SAPINHOÁ
PMLZ-1
LAGOSTA
MERLUZA
2000m
Paraná
Paranaguá
GUAIAMÁ
PIRACUCÁ
100m
São Francisco
Santa Catarina
Itajaí
TUBARÃO
ESTRELA DO MAR
CORAL
CARAVELA
CAVALO MARINHO
PIRACABA
BAÚNA
500m
1000m
LULA
1RJS698-1BRSA1047 (SUL TUPI)
SUL TUPI
10 Km
CAMPOS DE HC
50 Km

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.